BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 ● Calabasas, CA 91302

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

December 22, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Barbara C. Jacobs, Assistant Director
Folake Ayoola, Special Counsel
Bernard Nolan, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	Forex Development Corporation (“Registrant” and/or “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed on November 22, 2017
File No. 333-221726

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated December 19, 2017 (“Comment Letter”). We have also, revised the Registration Statement in accordance with oral comments received on December 21, 2017 from Mr. Bernard Nolan.

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No.1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Risk Factors

Risks Related to the Company

“Our business model may not be sufficient to ensure our success…,” page 7

1. In accordance with your comment we have added disclosure relating to material risks regarding distributing our products and services to international markets including any limits from government regulators.

Risks Relating to Our Common Stock

“We intend to become subject to the periodic reporting requirements…,” page 11

2. In response to your comment, we have added disclosure to reflect our intention to file a Form 8A and therefore the Company will be subject to the proxy rules and Section 16 of the Exchange Act.

Use of Proceeds, page 12

3. In accordance with your comment we have added disclosure regarding the principal purpose of the net proceeds.

Dilution, page 12

4. In accordance with your comment we have revised the table to include the effective cash contribution of officers, directors, promoters and other affiliates.

Description of Securities, page 13

5. In accordance with your comment we have added disclosure regarding the amount of common equity convertible upon conversion of the four notes held by FRH Group Ltd.

Preferred Stock

Series A Convertible Preferred Stock, page 13

6. In accordance with your comment we have added disclosure regarding conversion of the Series A Convertible Preferred Stock.

Plan of Distribution, page 14

7. In accordance with your comment we have disclosed the names of the officers and directors that will be offering the securities. Mr. Naim Abdullah will not be associated with any offers or sales of the Registrant’s securities.

Description of Business, page 15

8. In accordance with your comment we have added disclosure regarding our proprietary technologies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations, page 21

9. In accordance with your comment we have added disclosure regarding the Registrant’s plan of operations for the next 12 months.

10. In regard to your comment we have revised this paragraph to disclose that we have closed the private placement.

Liquidity and Capital Resources, page 23

11. In accordance with your comment we have expanded the disclosure regarding the Registrant’s liquidity needs including servicing debt and available resources.

Executive Compensation Summary Compensation Table, page 27

12. In accordance with your comment we have added disclosure to fully explain the performance-based bonuses

13. In accordance with your comment we have expanded our disclosure relating to compensation paid to executives as independent contractors

Security Ownership of Certain Beneficial Owners and Management, page 28

14. In accordance with your comment we have added disclosure to account for conversion of the outstanding Series A Convertible Stock and Convertible Notes.

Consolidated Financial Statements, page 51

15. In accordance with your comments we have deleted “(unaudited)” on pages 55 and 56, and included the dates on pages 54-57.

Recent Sales of Unregistered Securities, page 73

16. In accordance with your comment we have added disclosure regarding the issuance of Convertible Promissory Notes to FRH Group Ltd.

17. In accordance with your comment we have added disclosure required by Item 701 of regulation S-K.

Exhibits and Financial Statement Schedules

18. In accordance with your comment we have added the asset purchase agreement and a copy of the sample stock purchase agreement executed between the Registrant and its two investors.

19. In accordance with your comment we have included the form of subscription agreement as an exhibit.

Supplementary Information

In accordance with Mr. Nolan’s request for references to third party reports, please be advised that the following reports have been utilized in the disclosures in the Registration Statement under “Business”:

https://financialcommission.org/

http://globenewswire.com/news-release/2016/07/06/854126/0/en/Financial-

Commission-Certifies-Technology-of-Forex-Development-Corporation.html

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. I. Firoz, CFO